86149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04025283

April 1, 2004

Scott R. Haber
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, CA 94111-2562

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

Re: Safeway Inc.
Incoming letter dated March 17, 2003

Dear Mr. Haber:

This is in response to your letter dated March 17, 2003 concerning the shareholder proposal submitted to Safeway by Nick Rossi. We also have received letters on the proponent's behalf dated March 19, 2004, March 22, 2004, March 26, 2004, and March 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM&WATKINS LLP

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Washington, D.C.

March 17, 2004

File No. 014029-0345

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Poison Pill Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

We are writing on behalf of our client, Safeway Inc. ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). Mr. Nick Rossi (the "Proponent") submitted the proposal (together with the supporting statement, the "Proposal"), and has appointed Mr. John Chevedden to be his representative in connection with the Proposal.

We respectfully request on behalf of Safeway confirmation that the Staff not recommend any enforcement action if the Proposal is omitted from Safeway's 2004 Proxy Materials. Safeway believes that the Proposal may be properly omitted from the 2004 Proxy Materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

The Proposal. The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. The Proposal further requests that once adopted, any material change or discontinuing of the Proposal be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. The Proposal gives directors the flexibility to ignore the shareholder vote if the directors seriously believe they have a good reason. A copy of the Proposal is attached hereto as Exhibit A.

Safeway received a similar shareholder proposal for its 2002 Annual Meeting, submitted by Mr. Emil Rossi and Mr. Chevedden. At that meeting, the proposal was approved by a majority of the shareholders voting on the proposal. Last year, Safeway again received a similar poison pill proposal from Mr. Emil Rossi and Mr. Chevedden, but neither the proponent nor a qualified representative attended the shareholders meeting, and that proposal was not voted on at the meeting.

The Safeway Policy. Safeway does not currently have a poison pill in place and has no current intention of adopting a poison pill. On March 17, 2004, the Safeway Board of Directors adopted a policy (the "Safeway Policy") to require shareholder approval in the event that the Safeway Board does adopt a poison pill in the future. The Safeway Policy is as follows:

> It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the Board of Directors determines, with the concurrence of a majority of its independent non-executive members, that, due to timing constraints or other concerns, it is in the best interests of the Company's stockholders to adopt a stockholder rights plan before seeking stockholder approval.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the stockholder rights plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

A copy of the Board's resolutions adopting the Safeway Policy is attached hereto as Exhibit B. During the Board's consideration of the Safeway Policy, the Board consulted with its Delaware counsel, Richards, Layton & Finger, P.A., regarding the Board's fiduciary duties under Delaware law. A copy of the legal opinion of Richards, Layton & Finger is attached hereto as Exhibit C.

Safeway is submitting this no-action letter request approximately 20 days before its intended mailing date of about April 6, 2004. With respect to Rule 14a-8(j), we wish to make the following points:

- The Proposal and the Safeway Policy are identical in intent and use substantially similar language as those contained in many no-action letters that the Staff has considered this proxy season. Since December 2003, the Staff has responded to approximately 20 no-action letter requests concerning poison pills.
- Mr. Rossi and Mr. Chevedden have an extraordinary amount of experience addressing the issues presented. They (or their family members) were the proponents in most of the no-action letters cited below, as well as many other shareholder proposals on poison pills. There will be adequate time afforded for the Proponent to respond to this submission.[1]

[1] Based on our review of a number of no-action involving poison pill proposals like the Proposal where Mr. Chevedden responded to the Staff on behalf of the proponent, we noted that on

- As described below, by providing for a subsequent shareholder vote, Safeway's response goes beyond the Proposal, which seeks only that the poison pill be submitted (and not approved) by shareholders. In our view, this difference should facilitate the Staff's review of this no-action letter request as to whether the Proposal has been substantially implemented.

We appreciate that the Staff's procedures in this area are essential for the efficient administration of the shareholder proposal process and to give proponents an adequate time to respond. In this case, however, we believe that the proposed timing is consistent with the purpose of Rule 14a-8(j) and does not present any hardship to the Proponent or shareholders.

Rule 14a-8(i)(10) – Substantially Implemented.

The Safeway Policy "substantially implements" the Proposal, and therefore the Proposal is excludable under Rule 14a-8(i)(10). The Safeway Policy requires that Safeway will seek shareholder approval prior to the adoption of a poison pill, subject only to the extraordinary case where the Board determines that, due to timing constraints or other concerns, it is in the best interests of the Company's stockholders to adopt a poison pill before seeking stockholder approval. The limited exception, sometimes referred to as a "fiduciary out," is further limited in that the Safeway Policy requires that if a poison pill is adopted without prior stockholder approval, the pill must provide that it shall expire unless ratified by stockholders within one year of adoption. There is no practical difference between the Safeway Policy and the Proposal.

The "substantially implemented" standard of Rule 14a-8(i)(10) replaced the predecessor rule allowing omission of a proposal that was "moot" and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1983). It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (avail. Mar. 29. 1999). Thus, while Safeway does not believe there are any meaningful differences between the Safeway Policy and the Proposal, even if there were differences, that would not preclude exclusion under Rule 14a-8(i)(10).

The Proposal contemplates that a shareholder vote would follow the adoption of the pill. The first sentence of the Proposal states that adoption of a poison pill must be submitted to a shareholder vote "on the earliest possible shareholder ballot." Under the Safeway Policy, the pill must be submitted to a shareholder vote *before* the pill is adopted unless, with the concurrence of a majority of independent directors, the Board determines that the pill should be adopted without delay. And if a poison pill is adopted without shareholder approval, it must be approved by

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average he has submitted a response to the Staff in less than two weeks and in some cases within only a few days after the incoming letter.

shareholders within one year or it will expire. Thus, the Safeway Policy is consistent with the Proposal. Moreover, even if Safeway were to adopt a poison pill within the narrow "fiduciary out" exception, there is no meaningful difference between submitting the pill to a shareholder vote "on the earliest possible shareholder ballot" and submitting it within the one-year time frame in the Safeway Policy. *See, e.g., Exxon Mobil Corporation* (avail. Feb. 23, 2004) (policy that board seek prior shareholder approval of a poison pill, subject to fiduciary out, provided that if a pill is adopted without prior shareholder approval, the pill must either be ratified by shareholders or must expire, without being renewed or replaced, within one year).

Furthermore, the supporting statement emphasizes that the Proposal "gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason." Unlike the Proposal, the Safeway Policy requires the Board to obtain shareholder *approval* of a poison pill within one year of adoption, and not just a non-binding referendum. Therefore, the Safeway Policy not only substantially implements the Proposal, it exceeds what would be required by the Proposal. *See, e.g., Honeywell International Inc.* (avail. Jan. 27, 2004) (policy that Honeywell seek shareowner approval prior to adoption of a poison pill, subject to a fiduciary out, provided that if a pill is adopted without prior shareholder approval, the pill must expire if it is not ratified by shareholders within one year of adoption).

As described in the Richards, Layton & Finger legal opinion, the limited "fiduciary out" contained in the Safeway Policy is required under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. Given the conclusion of Delaware counsel that the fiduciary out in the Safeway Policy is required by Delaware law, Safeway has implemented the Proposal to the maximum extent permitted by law, and, as a result has "substantially implemented" the Proposal. *See Hewlett-Packard Company* (avail. Dec. 24, 2003) (policy that HP submit any poison pill to a shareholder vote before it acts to adopt any poison pill, subject to a fiduciary out, supported by opinion of Delaware counsel).

The Staff recently has issued a number of no-action letters excluding shareholder proposals in circumstances where the issuer, like Safeway, adopted a policy which requires shareholder approval of any poison pills. In many cases the proposals that were the subject of these letters were submitted by Mr. Rossi (or one of his family members) and/or Mr. Chevedden. These no-action letters include, in addition to those cited above, *General Motors Corp. (*avail. Mar. 3, 2004) (policy that the board submit the adoption of any poison pill to a stockholder vote before it acts to adopt any poison pill, subject to a fiduciary out, provided that if the Board acts on its own to adopt a poison pill, such pill will be submitted by the board within 12 months of the date of adoption to a vote by the stockholders); *General Electric Company* (avail. Feb. 10, 2004) (policy that board seek prior shareholder approval of a poison pill, subject to fiduciary out, provided that if the GE board were to adopt a pill without prior shareholder approval, the board, would, within one year, either submit the poison pill to shareholders for ratification, or would cause the poison pill to expire, without being renewed or replaced); and *Marathon Oil Company* (avail. Jan. 16, 2004) (policy that the board not adopt a poison pill unless submitted to shareholder approval, subject to its fiduciary out; provided that if a pill is adopted without prior shareholder approval, the pill must be either ratified by shareholders or must expire on the first anniversary of its effective date). Therefore, the precedent supports Safeway's position that it has substantially implemented the Proposal, and the Proposal may be excluded under Rule 14a-8(i)(10).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2004 Proxy Materials under Rule 14a-8(i)(10). Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2004 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

We have enclosed six copies of this letter setting forth Safeway's reasons for omitting the includes the Proposal (attached as Exhibit A). By a copy of this letter (which is being couriered), we notify Mr. Rossi and Mr. Chevedden on behalf of Safeway of its intention to omit the Proposal from the 2004 Proxy Materials.

If you have any questions or need any further information, please call the undersigned at (415) 395-8137 or John Huber at (202) 637-2242.

Very truly yours,

Scott R. Haber
of LATHAM & WATKINS LLP

Enclosures
cc: John Chevedden
Nick Rossi
Linda Sayler, Esq.
John Huber, Esq.

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Steven Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Road
Pleasanton, CA 94588
Phone: (925) 467-3000
Fax: (925) 467-3323, 467-3214

Dear Mr. Burd,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi Oct 7-03

cc: Melissa C. Plaisance
Senior Vice President–Finance and Investor Relations
FX: 925/467-3214

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	70%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our 70% vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

SAFEWAY INC.
BOARD OF DIRECTORS
RESOLUTIONS
CONCERNING STOCKHOLDER RIGHTS PLAN POLICY

WHEREAS, a precatory stockholder proposal asking the Board of Directors of the Corporation (the "Board") to adopt a policy requiring stockholder approval of the adoption, maintenance, termination or amendment of stockholder rights plans was submitted for inclusion in the Corporation's proxy materials for the 2004 annual meeting of the stockholders of the Corporation (the "2004 Proposal"); and

WHEREAS, a proposal substantially similar to the 2004 Proposal was submitted for inclusion in the Corporation's proxy materials for the 2003 annual meeting of the stockholders of the Corporation (the "2003 Proposal"); and

WHEREAS, a proposal substantially similar to each of the 2003 Proposal and the 2004 Proposal was submitted for inclusion in the Corporation's proxy materials for the 2002 annual meeting of the stockholders of the Corporation (the "2002 Annual Meeting") and was adopted by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote at the 2002 Annual Meeting; and

WHEREAS, the Board has met to consider the 2004 Proposal, has engaged and received the advice of outside counsel regarding stockholder rights plans and the fiduciary duties of directors of Delaware corporations in adopting, maintaining, terminating and amending stockholder rights plan; and

WHEREAS, after consideration of the 2004 Proposal, the 2003 Proposal, the favorable stockholder vote received by the 2002 Proposal at the 2002 Annual Meeting and the advice of outside counsel, the Board has determined that it is advisable and in the best interests of the Corporation and its stockholders to adopt a policy with respect to the adoption, maintenance, termination or amendment of stockholder rights plans;

NOW THEREFORE, IT IS HEREBY RESOLVED that the Board hereby approves and declares it advisable and in the best interests of the Corporation and its stockholders to adopt a policy with respect to stockholder rights plans in the form attached hereto as Exhibit A; and be it

FURTHER RESOLVED, the officers of this Corporation, be and each of them hereby is, authorized and empowered in the name and on behalf of this Corporation, to execute and deliver such certificates, documents, notices or other instruments as such officer may deem necessary or desirable and to take such other actions as such person may deem appropriate in order to carry out the intent and purposes of the foregoing resolution, the authorization therefor to be conclusively evidenced by the taking of such action or the execution and delivery of such certificates, instruments, agreements or documents.

EXHIBIT A

POLICY ON STOCKHOLDER RIGHTS PLAN

It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the Board of Directors determines, with the concurrence of a majority of its independent non-executive members, that, due to timing constraints or other concerns, it is in the best interests of the Company's stockholders to adopt a stockholder rights plan before seeking stockholder approval.

If a stockholder rights plan is adopted without prior stockholder approval, the stockholder rights plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

March 17, 2004

Board of Directors
Safeway Inc.
5918 Stonebridge Mall Road
Pleasanton, CA 94588

Ladies and Gentlemen:

We have acted as special Delaware counsel to Safeway Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Mr. Nick Rossi, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the certificate of incorporation of the Company, as amended through July 7, 1998 (the "Certificate of Incorporation");

(ii) the by-laws of the Company, as amended through September 1, 2001 (the "By-laws"); and

(iii) the letter (the "October 7, 2003 Letter"), dated October 7, 2003, from the Proponent to the Company attaching the 2004 Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2001, Emil Rossi, with Mr. Chevedden as Proxy, submitted a proposal (the "2002 Proposal") for inclusion in the Company's proxy materials for the Company's 2002 annual meeting of the stockholders of the Company (the "2002 Annual Meeting"). The 2002 Proposal provided, in pertinent part:

> Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The 2002 Proposal was included in the Company's proxy materials for the 2002 Annual Meeting and was adopted by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote at the 2002 Annual Meeting.

In 2002, Emil Rossi, with Mr. Chevedden as Proxy, submitted a proposal (the "2003 Proposal") for inclusion in the Company's proxy materials for the Company's 2003 annual meeting of the stockholders of the Company (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

The 2003 Proposal was included in the Company's proxy materials for the 2003 Annual Meeting but was not submitted to a stockholder vote at the 2003 Annual Meeting. The 2003 Proposal was disqualified for failure of the Proponent or a qualified representative to attend the 2003 Annual Meeting to present the proposal.

Through the October 7, 2003 Letter, the Proponent submitted the 2004 Proposal, which reads, in relevant part as follows:

> Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is

requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

On March 17, 2004, the Board of Directors of the Company (the "Board of Directors") adopted a policy statement (the "Policy Statement") after consideration of the 2004 Proposal, the 2003 Proposal and the favorable stockholder vote received by the 2002 Proposal at the 2002 Annual Meeting. The Policy Statement provides, in pertinent part:

> It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the Board of Directors determines, with the concurrence of a majority of its independent non-executive members, that, due to timing constraints or other concerns, it is in the best interests of the Company's stockholders to adopt a stockholder rights plan before seeking stockholder approval.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the stockholder rights plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

The Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2004 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions, such as retaining for the Board of Directors the authority to adopt and implement a stockholder rights plan without stockholder approval for a specified period of time, necessary for the Board of Directors (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment or requirement limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out (whether it be in the form of a limitation of the commitment expressly referencing fiduciary principles, through the retention of complete authority over the issue by the board for a specified period of time or through other means) would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the

> certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board of Directors possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be purchased from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors. ..."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such

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[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (3d ed. 2002 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-33 (emphasis added) (2002) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 (3d ed. 2003) ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 1990).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980)

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), each of which underscored the role of the board directors in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

(finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1, at GCL-IV-15 (2003-1 Supp.) (hereinafter, "Folk") (stating that "it is the responsibility and duty of directors to determine corporate goals").

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc. 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev. 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board of Directors submit the "adoption, maintenance or extension" of a stockholder rights plan to a stockholder vote in all cases and without exception, whether before or after adoption of the plan by the Board of Directors, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board of Directors determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a rights plan to a stockholder vote in such circumstances could impose substantial delay and loss of control, the Board of Directors could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively and to react expeditiously could be critical to discharging their fiduciary duties.

The ability to utilize a rights plan is particularly important in the case of a corporation such as the Company, whose Certificate of Incorporation and By-laws (collectively, the "Organizational Documents") contain a limited number of provisions that would deter or prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Company at an inadequate price or on other inadvisable terms. The Organizational Documents do not contain supermajority voting requirements, a fair price provision, a dual capital structure or a prohibition on stockholder action by written consent. Further, the Organizational Documents give the Company's stockholders the right to call special meetings of stockholders. While the Certificate of Incorporation does contain a staggered board provision, the Board of Directors recently adopted a resolution approving the declassification of the Board of Directors and submitting the declassification of the Company's directors to a vote of its stockholders at the 2004 Annual Meeting.[5] Accordingly, a rights plan provides a readily available method by which the Board of Directors can effectively deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board of Directors purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board of Directors (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

---

[5] The Company is, however, subject to Section 203 of the DGCL, which is designed to protect against certain coercive takeover tactics. See 8 Del. C. § 203. Section 203 does not, however, prevent the purchase of shares in a tender offer in the market, focusing instead on "backend" transactions by controlling stockholders. The Certificate of Incorporation also contains, inter alia, a blank check preferred provision that may provide the Board of Directors with a limited ability to respond to an unfair takeover proposal.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such fiduciary-out takes the form of an exception expressly based on fiduciary principles, a retention of complete authority over the issue by the Board of Directors for a specified time period or through other means.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours

Richards, Layton + Finger, P.A.

WJH/LRS/th

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

March 19, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Rebuttal to Latham & Watkins No Action Request
Safeway Inc. (SWY)
Poison Pill Proposal

Ladies and Gentlemen:

The company fails to address or attempt to reconcile the contradiction in its grossly belated no action request with its March 8, 2004 letter to the proponent stating, "... your stockholder proposal, which Safeway intends to include in its proxy materials for this year's Annual Meeting of Stockholders."

The grossly belated and original company March 17, 2004 no action request is regarding Rule 14a-8(i)(10).

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden

cc: Nick Rossi

Steven Burd

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

March 8, 2004

BY CERTIFIED MAIL

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

Pursuant to Rule 14a-8(m)(3) under the Securities Exchange Act of 1934, as amended, enclosed is the Board of Directors' response to your stockholder proposal, which Safeway intends to include in its proxy materials for this year's Annual Meeting of Stockholders.

Very truly yours,

Linda C. Sayler
Corporate Secretary

cc: Scott Haber (w/encl)

Recycled Paper

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

March 22, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Additional Rebuttal to Undefended, Grossly Belated Latham & Watkins No Action Request
Safeway Inc. (SWY)
Poison Pill Proposal

Ladies and Gentlemen:

At this late date the company had not demonstrated any "good cause" for its belated no action request. Rule 14a-8 states (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, **if the company demonstrates good cause** for missing the deadline.

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden

cc: Nick Rossi

Steven Burd

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 26, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Interim Rebuttal to Undefended, Grossly Belated Latham & Watkins No Action Request
Safeway Inc. (SWY)
Poison Pill Proposal

Ladies and Gentlemen:

At this late date the company had not demonstrated any "good cause" for its belated no action request. Rule 14a-8 states (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, **if the company demonstrates good cause** for missing the deadline.

Furthermore the company has not even asked to be excused for "good cause."

The company fails to address or attempt to reconcile the contradiction in its grossly belated no action request with its March 8, 2004 letter to the proponent stating, "... your stockholder proposal, which Safeway intends to include in its proxy materials for this year's Annual Meeting of Stockholders."

According to the fallacious company claim, if a proponent improves his response time to rebut no action requests, then companies are entitled to submit their no action request further past the deadline.

The grossly belated and original company March 17, 2004 no action request is regarding only Rule 14a-8(i)(10).

The untimely company request may have the unintended consequence of encouraging more companies to wait to present purported new facts until the last 20 days before filing their proxy.

There is no text in the proposal promoting a poison pill term as a substitute for a vote.

There is no text in the proposal remotely suggesting that a poison pill term is a substitute for a vote as a separate ballot item.

A poison pill of very limited duration may be just as effective in discouraging a specific profitable offer for our stock as a poison pill with a 10-year term. The company policy allows the use of revolving-door poison pills any time management feels uncomfortable without a poison pill.

The subject of this proposal is not poison pill terms.

The company gloats almost repeatedly over purportedly going beyond the proposal when it has an easy-out default to a practice falling far below the proposal. Hence the company claim to go beyond the proposal is simply a wish-list item.

The subject of this proposal is not that poison pills are acceptable as long as they do not exceed a company-determined time-limit.

Default to a fixed-term for poison pills

After an easy-out to entirely eliminate a vote as a separate ballot item then the policy defaults to a fixed-term for poison pills. The easy-out is "due to timing constraints or other concerns." There is no repeatability control over this free adoption policy once the easy-out provision kicks in. There is nothing to prevent the company policy from being used as an endlessly revolving poison-pill adoption and re-adoption without ever having the called-for "shareholder vote as a separate ballot item."

This is not a proposal for fixed-term poison pills

There is no reference to a poison pill fixed-term in the entire proposal. There is no text in the proposal remotely suggesting that a fixed-term for a poison pill is a substitute for a vote as a separate ballot item.

A fixed-term poison pill may be equally effective in discouraging a specific profitable offer for our stock as a poison pill with a 10-year term. The company policy allows the use of revolving-door poison pills any time management feels uncomfortable without a poison pill.

The company poison pill term policy can simply sit on the shelf ready to spring into action at almost the whim of the board without ever conducting the requested shareholder vote as a separate ballot item. Then the policy can go back on the shelf ready to spring again wherever desired.

The subject of this proposal is not poison pills terms.

The subject of this proposal is not that poison pills are acceptable as long as the company sets a term for poison pills.

The fallacious company argument is that setting a term for a corporate governance policy is a substitute for a vote on the policy as a separate ballot item. This argument is particularly fallacious in regard to a poison pill because profitable offers for stock don't usually linger for one year waiting for a poison pill term to expire.

The intent of a vote is reinforced by specifying in two places a vote "as a separate ballot item."

It is respectfully requested that an opportunity be granted to further respond on March 30, 2004.

Additionally the company has not even asked to be excused for "good cause" for an untimely no actin request.

Sincerely,

John Chevedden

cc: Nick Rossi

Steven Burd

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

March 22, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Additional Rebuttal to Undefended, Grossly Belated Latham & Watkins No Action Request
Safeway Inc. (SWY)
Poison Pill Proposal

Ladies and Gentlemen:

At this late date the company had not demonstrated any "good cause" for its belated no action request. Rule 14a-8 states (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, **if the company demonstrates good cause** for missing the deadline.

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden

cc: Nick Rossi

Steven Burd

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
FX: 202-942-9525

March 19, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Rebuttal to Latham & Watkins No Action Request
Safeway Inc. (SWY)
Poison Pill Proposal

Ladies and Gentlemen:

The company fails to address or attempt to reconcile the contradiction in its grossly belated no action request with its March 8, 2004 letter to the proponent stating, "... your stockholder proposal, which Safeway intends to include in its proxy materials for this year's Annual Meeting of Stockholders."

The grossly belated and original company March 17, 2004 no action request is regarding Rule 14a-8(i)(10).

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden

cc: Nick Rossi

Steven Burd

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

March 8, 2004

BY CERTIFIED MAIL

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

Pursuant to Rule 14a-8(m)(3) under the Securities Exchange Act of 1934, as amended, enclosed is the Board of Directors' response to your stockholder proposal, which Safeway intends to include in its proxy materials for this year's Annual Meeting of Stockholders. [redacted]

Very truly yours,

Linda C. Sayler
Corporate Secretary

cc: Scott Haber (w/encl)

Recycled Paper

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

FX: 202-942-9525 March 29, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

4-2

Rebuttal to Undefended, Grossly Belated Latham & Watkins No Action Request
Safeway Inc. (SWY)
Poison Pill Proposal

Ladies and Gentlemen:

At this late date the company had not demonstrated any "good cause" for its belated no action request. Rule 14a-8 states (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, **if the company demonstrates good cause** for missing the deadline.

Furthermore the company has not even asked to be excused for "good cause."

The company fails to address or attempt to reconcile the contradiction in its grossly belated no action request with its March 8, 2004 letter to the proponent stating, "... your stockholder proposal, which Safeway intends to include in its proxy materials for this year's Annual Meeting of Stockholders."

According to the fallacious company claim, if a proponent improves his response time to rebut no action requests, then companies are entitled to submit their no action requests further past the deadline.

The grossly belated and original company March 17, 2004 no action request is regarding only Rule 14a-8(i)(10).

The untimely company request may have the unintended consequence of encouraging more companies to wait to until the last 20 days before filing their definitive proxy to submit no action requests.

The company plan

The company Exhibit A Policy begins with a weak statement followed immediately with an almost almighty "unless" clause which virtually takes the proposal back to the status quo.

The weak company statement is, "It is the company's policy ...." In other words it is merely a plan. If the company had any commitment to this purported policy the company would state, " The Board *will* seek shareholder approval."

After this weak beginning the company almost defaults to the status quo with a loophole "unless" clause. This loophole "unless" clause says essentially that if the board has a contrary sentiment then it need not follow the weak first part of this plan.

The concluding part of this weak plan is contrary to the shareholder proposal. It guarantees that a pill adopted by the board without a shareholder vote can remain effective for one year.

A poison pill of very limited duration may be just as effective in discouraging a specific profitable offer for our stock as a poison pill with a 10-year term. The company policy allows the use of revolving-door poison pills any time management feels uncomfortable without a poison pill.

The company gloats repeatedly over purportedly going beyond the proposal when it gave itself an easy-out default to a practice falling far below the proposal. Hence the company claim to go beyond the proposal is simply a wish-list fiction.

The subject of this proposal is **not** what the company plan is enacting:
That poison pills are acceptable as long as they have a reloadable fixed-term determined by company.

Default to a fixed-term for poison pills

After an easy-out default to entirely eliminate a future shareholder vote as a separate ballot item then the company plan defaults to a fixed-term poison pill. The easy-out is "due to timing constraints or other concerns." There is no revolving-door control to stop this pill free-adoption policy once the easy-out provision kicks in. There is nothing to prevent the company policy from being used as an endlessly revolving poison-pill adoption and reload procedure without ever having the called-for "shareholder vote as a separate ballot item."

This is not a proposal for fixed-term poison pills

There is no reference to a poison pill fixed-term in the entire proposal. There is no text in the proposal remotely suggesting that a fixed-term for a poison pill is a substitute for a vote as a separate ballot item.

The company poison pill term policy can simply sit on the shelf ready to spring into action at almost the whim of the board without ever conducting the requested shareholder vote as a separate ballot item. Then the policy can go back on the shelf ready to spring again wherever desired.

The fallacious company argument is that setting a term for a corporate governance policy is a substitute for a vote on the policy as a separate ballot item. This argument is particularly fallacious in regard to a poison pill because profitable offers for stock don't usually linger for one year waiting for a poison pill term to expire.

The intent of a shareholder vote is reinforced by the proposal specifying in two places a vote "as a separate ballot item."

Additionally the company has not even asked to be excused for "good cause" for its untimely no action request.

Sincerely,

John Chevedden

cc: Nick Rossi

Steven Burd

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated March 17, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot. The supporting statement of the proposal clarifies that directors have the flexibility to "ignore" a shareholder vote.

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(i)(10). We note Safeway's representation that it has adopted a policy that requires a shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Safeway did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel